Carvana Co.
300 E. Rio Salado Parkway
Tempe, AZ 85281

September 18, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
The Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Tony Watson and Joel Parker

RE:	Carvana Co.
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed February 23, 2023
Form 8-K Filed July 19, 2023
File No. 1-38073

Dear Messrs. Watson and Parker:

Carvana Co. (the “Company”) is writing in response to the comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated September 5, 2023, with respect to the above-captioned Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed February 23, 2023 (the “Form 10-K”), and Form 8-K, filed July 19, 2023 (the “Form 8-K). The numbered paragraphs below set forth the Staff’s comments in italics, followed by the Company’s response. Unless otherwise indicated, capitalized terms used in this letter have the meanings assigned to them in the Form 10-K.

Form 10-K for the fiscal year ended December 31, 2022

Note 10. Debt Instruments; Long-Term Debt, page 104

1.We note your indentures contain restrictive covenants that limit your ability to pay dividends and make other distributions. Please tell us your consideration of the disclosures in Rule 4-08(e)(3)(ii) of Regulation S-X and providing the condensed financial information pursuant to Rules 5-04 and 12-04 of Regulation S-X.

Response: In response to the Staff’s comment, the Company advises the Staff that it has considered the requirements of Rules 4-08(e)(3)(ii), 5-04, and 12-04 of Regulation S-X and can confirm to the Staff there are no restricted net assets created under the Senior Notes (as defined below). Therefore, the required notes to the financial statements promulgated by Rule 4-08(e)(3)(ii) of Regulation S-X are not applicable and the Schedule I - condensed financial information of registrant promulgated by Rule 5-04 of Regulation S-X is not required with regard to the Senior Notes. In making this determination, the Company considered the definition of restricted net assets as promulgated by Rule 1-02(dd) of Regulation S-X, which “may not be transferred to the parent company by subsidiaries in the form of loans, advances, or cash dividends without the consent of a third party (i.e. lender, regulatory agency, foreign government, etc.).”

Each of the indentures to the Company’s senior unsecured notes due October 1, 2025 (the “2025 Notes”), April 15, 2027 (the “2027 Notes”), October 1, 2028 (the “2028 Notes”), September 1, 2029 (the “2029 Notes”), and May 1, 2030 (the “2030 Notes,” and collectively the “Senior Notes”) contain restrictive covenants that limit the ability of the Company and certain of its subsidiaries to, among other things and subject to certain restrictions, pay dividends and make other distributions outside of the Company in respect of the Company’s capital stock. However, the Company’s Senior Notes indentures do not limit the ability of restricted subsidiaries to transfer funds to the Company in the form of loans, advances, or cash dividends. Sections 3.3 and 3.4, among others, of the indentures to the Company’s Senior Notes permit unlimited payments and distributions to be made from subsidiaries to the Company. As a result, disclosures pursuant to Rules 4-08(e)(3)(iii), 5-04, and 12-04 of Regulation S-X are not required with regard to the Senior Notes.

Form 8-K Filed July 19, 2023

Exhibit 99.2, page 1

1.Your headline states that you have delivered the best quarter in company history for adjusted EBITDA and total gross profit per unit. Please revise future filings to present an equally prominent descriptive characterization of the comparable GAAP measure, net income. Refer to the guidance in Question 102.10 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Response: In response to the Staff’s comment, the Company advises the Staff that, to the extent the Company includes Adjusted EBITDA in future filings with the Commission, net income will be disclosed with a descriptive characterization of equal or greater prominence.

Should you have any additional questions regarding the above, please do not hesitate to contact Mark Jenkins at mark.jenkins@carvana.com.

Sincerely,

/s/ Mark Jenkins
Mark Jenkins
Chief Financial Officer